Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Aquestive Therapeutics, Inc.:

We consent to the use of our report incorporated by reference herein. Our report refers to a change in the method of accounting for revenue from contracts with customers as of January 1, 2019 due to the adoption of Accounting Standards Codification 606, Revenue from Contracts with Customers.

/s/ KPMG LLP

New York, New York

January 8, 2021